                Exhibit 11

Healthways, Inc.
Earnings Per Share Reconciliation
May 31, 2006
(Unaudited)
(In thousands, except earnings per share data)

                The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended May 31,		Nine Months Ended May 31,
	2006	2005	2006	2005

Numerator:
Net income - numerator for basic earnings per share	$9,335	$8,536	$23,124	$24,740
Effect of dilutive securities	—	—	—	—

Numerator for diluted earnings per share	$9,335	$8,536	$23,124	$24,740

Denominator:
Shares used for basic earnings per share	34,517	33,221	34,267	33,072
Effect of dilutive stock options outstanding	1,998	2,481	2,000	2,431

Shares used for diluted earnings per share	36,515	35,702	36,267	35,503

Earnings per share:
Basic	$0.27	$0.26	$0.67	$0.75

Diluted	$0.26	$0.24	$0.64	$0.70